TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

Europe Middle East: Amsterdam, Antwerp, Bahrain, Barcelona, Berlin, Bologna, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific: Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

North and South America: Bogotá, Brasilia, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN
(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

[redacted])3479-4224

02055131

FILE NO: 82-4861

September 19, 2002

VIR AIR MAIL

02 OCT -2 AM10:15

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice of Purchase by the Company of its Own Shares on the Market (dated September 9, 2002) (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 10/3

FILE NO. 82-4861

(Translation)

September 9, 2002

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Notice of Purchase by the Company of its Own Shares on the Market

Notice is hereby given that MegaChips Corporation (the "Company") purchased its own shares on the market in accordance with Article 210 of the Commercial Code of Japan.

Description

1.	Purchase period:	From August 26 to September 9, 2002
2.	Number of shares purchased:	200,000 shares
3.	Aggregate purchase price:	¥428,819,000
4.	Method of purchase:	Purchase on the Tokyo Stock Exchange

(Reference)

1. Accumulated number of own shares of the Company purchased up to September 9, 2002:

    - Number of shares purchased: 200,000 shares
    - Aggregate purchase price: ¥428,819,000

2. Description of authorization granted at the 12th Ordinary General Meeting of Shareholders held on June 25, 2002.

    - Class of shares to be purchased: Shares of common stock of the Company
    - Total number of shares to be purchased: Not exceeding 500,000 shares
    - Aggregate purchase price: Not exceeding ¥2,000,000,000

- END -